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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐ Merger

☒ Liquidation

☐ Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of Fund: Helios Select Fund, Inc.

3.	Securities and Exchange Commission File No.: 811-09079

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Three World Financial Center 200 Vesey Street, 10th Floor New York, New York 10281-1010

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Brian F. Hurley, Esq. Paul, Hastings, Janofsky & Walker LLP 75 E 55th Street New York, New York 10022 (212) 318-6531

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Helios Select Fund, Inc. c/o Hyperion Brookfield Asset Management, Inc. Three World Financial Center 200 Vesey Street, 10th Floor New York, New York 10281-1010 1-800-HYPERION

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31-a and 31-a2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Hyperion Brookfield Asset Management, Inc. (since July 29, 2008)

Three World Financial Center

200 Vesey Street, 10th Floor

New York, New York 10281

Morgan Asset Management, Inc. (prior to July 29, 2008)

Morgan Keegan Tower

50 North Front Street

Memphis, Tennessee 38103

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Morgan Keegan & Company, Inc. Morgan Keegan Tower 50 North Front Street Memphis, Tennessee 38103

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒ No

If Yes, for each UIT state:

Name(s): File No.: 811- Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: March 26, 2009.

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the shareholder vote took place: May 29, 2009.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes ☐ No

(a) If Yes, list the date(s) on which the fund made those distributions: Helios Select Short Term Bond Fund – June 16, 2009; Helios Select Intermediate Bond Fund – June 18, 2009; and Helios Select High Income Fund – June 17, 2009.

(b) Were the distributions made on the basis of net assets?

☒ Yes ☐ No

(c) Were the distributions made pro rata based on share ownership?

☒ Yes ☐ No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only: Were any distributions to shareholders made in kind?

☐ Yes ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Has the fund issued senior securities?

☐ Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes ☒ No

If No,

(a) How many shareholders does the fund have as of the date this form is filed? Helios Select Short Term Bond Fund Class A – 74; Helios Select Short Term Bond Fund Class C – 14; Helios Select Short Term Bond Fund Class I – 11; Helios Select Intermediate Bond Fund Class A – 823; Helios Select Intermediate Bond Fund Class C – 1,518; Helios Select Intermediate Bond Fund Class I – 259; Helios Select High Income Fund Class A – 825; Helios Select High Income Fund Class C – 1,142; and Helios Select High Income Fund Class I – 475.

(b) Describe the relationship of each remaining shareholder to the fund: As discussed below, Helios Select Fund, Inc. (the “Company”) and each of its series (each, a “Fund,” and together, the “Funds”) are currently involved in certain legal proceedings. One of these proceedings is a putative derivative lawsuit against the Funds’ former investment adviser and others that names the Company and the Funds as nominal defendants. With respect to the derivative lawsuit, the complaint alleges claims that belong to the Company and the Funds. In order to preserve such claims for appropriate action by the Board of Directors, the Plan of Liquidation (the “Plan”) was structured so that following the complete liquidation of all of the Funds’ assets (after the creation of reserves) and distribution to the Funds’ shareholders of the proceeds of the liquidation, although shareholders’ shares’ net asset value is $0, their shares in the Funds technically remain outstanding. Shareholders’ shares remain outstanding to protect legal standing issues relating to the putative derivative lawsuit to allow for appropriate action by the Board of Directors.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☒ Yes ☐ No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Helios Select Short Term Bond Fund – Cash Reserves - $171,746 Helios Select Intermediate Bond Fund – Cash Reserves - $512,634 Helios Select High Income Fund – Cash Reserves - $837,020

(b) Why has the fund retained the remaining assets? For the payment of any and all liabilities and obligations, including, without limitation, contingent or unascertained liabilities

(c) Will the remaining assets be invested in securities?

☐ Yes ☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒ Yes ☐ No

If Yes,

(a) Describe the type and amount of each debt or other liability: The Company may have contingent or unascertained liabilities resulting from the legal proceedings discussed below in Item 24.

(b) How does the fund intend to pay these outstanding debts or other liabilities? Cash reserves have been set aside to cover any contingent or unascertained liabilities resulting from the legal proceedings discussed below in Item 24.

IV.	Information about Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $135,000

(ii) Accounting expenses: $0

(iii) Other expenses (list and identify separately): Proxy printing and mailing $21,000; proxy solicitation $8,000

(iv) Total expenses (sum of lines (i)-(iii) above): $164,000.

(b) How were those expenses allocated? The expenses were borne by Hyperion Brookfield Asset Management, Inc.

(c) Who paid those expenses? See response to question 22(b).

(d) How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☒ Yes ☐ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

Beginning in late 2007, lawsuits were filed in federal and state courts in Tennessee and Alabama relating to certain fixed income funds managed by Morgan Asset Management, Inc. (the “Former Adviser”), including the Funds. Certain of the cases were filed as putative class actions on behalf of investors who purchased shares of the Funds from December 2004 through February 2008 and other cases were filed as actions on behalf of one or more individuals or trusts. The complaints name various entities and individuals as defendants including, among others, the Former Adviser as well as Morgan Keegan & Company, Inc., Regions Financial Corporation and several affiliates, certain former directors and former officers of the Funds, the Funds’ former portfolio managers and, in two cases, Helios Select Fund, Inc. (the “Company”). The complaints generally allege that the defendants misrepresented or failed to disclose material facts relating to portfolio composition, fair valuation, liquidity and risk in Fund registration statements and other documents. In those cases in which the Company is named as a defendant, plaintiffs seek unspecified damages and reasonable costs and, in some cases, attorneys’ fees. Each of the cases is at a preliminary stage. No responses to the complaints have been filed and no classes have been certified in any of the putative class actions. On September 23, 2008, the cases pending in federal court in the Western District of Tennessee in which the Company is a defendant, and other cases pending in that court involving the same or similar claims against other defendants, were consolidated into a single proceeding encaptioned In re Regions Morgan Keegan Open-End Mutual Fund Litigation.

In addition, one putative derivative action was filed in state court in Tennessee alleging claims on behalf of the Company and Funds, in which plaintiffs seek to recover losses on behalf of those entities. Plaintiffs allege that the Former Adviser, Morgan Keegan & Company, Inc., Regions Financial Corporation, MK Holding, Inc., certain former directors and officers of the Funds and PricewaterhouseCoopers, LLP breached duties and contractual obligations owed to the Company and the Funds in connection with matters similar to those alleged in the above-referenced cases. The derivative case was removed by defendants to the United States District Court for the Western District of Tennessee and on March 31, 2009 that Court issued an order denying plaintiffs’ motion to remand the case to state court.

Claims substantially similar to those described above have been made in lawsuits filed in the federal and state courts in Tennessee, Alabama and Louisiana concerning certain closed-end funds previously managed by the Former Adviser now managed by Hyperion Brookfield Asset Management, Inc.

On February 12, 2009 the Judicial Panel on Multidistrict Litigation (“Judicial Panel”) issued an order transferring related actions pending in other federal courts to the United States District Court for the Western District of Tennessee and directing that the transferred cases be coordinated or consolidated with the above-described actions relating to the Company and the Funds.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger:

811-

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf Helios Select Fund, Inc., (ii) he is the President of Helios Select Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ John J. Feeney, Jr.
Name:	John J. Feeney, Jr.
Title:	President